UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             Vernitron Corporation
                               (Name of Issuer)

                       Common Stock, $.01 par value per share

                        (Title of Class of Securities)

                                   924359300
                                (CUSIP Number)

 Mr. Donald Ercole                                                            with copies to:
 Banque Paribas                                                               John M. Reiss, Esq.
 787 Seventh Avenue                                                           White & Case
 New York, NY 10019                                                           1155 Avenue of the Americas
 212-841-2000                                                                 New York, NY 10036
                                                                              212-819-8200


                   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 25, 1996

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                 ____________

Check the following box if a fee is being paid with this statement (X).

                                 SCHEDULE 13D

  CUSIP No. 924359300                                         Page 2 of 18 Pages



   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Banque Paribas            I.R.S. Identification No. 132937443
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ( )
                                                                       (b) (X)

   3      SEC USE ONLY

   4      SOURCE OF FUNDS

          WC
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         ( )
          PURSUANT TO ITEMS 2(d) or 2(E)

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of France
  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           0 (see discussion in Items 4 & 5)
  WITH
                                    8      SHARED VOTING POWER
                                           0 (see discussion in Items 4 & 5)
                                    9      SOLE DISPOSITIVE POWER
                                           0 (see discussion in Items 4 & 5)
                                    10     SHARED DISPOSITIVE POWER
                                           0 (see discussion in Items 4 & 5)

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          666,312 (see discussion in Items 4 & 5)
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                           (X)
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.7% (see discussion in Items 4 & 5)

  14      TYPE OF REPORTING PERSON

          BK

                                 SCHEDULE 13D


   CUSIP No. 924359300                                        Page 3 of 18 Pages



   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paribas Principal, Inc.            I.R.S. Identification No. 133529118
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                      (b) (X)

   3      SEC USE ONLY

   4      SOURCE OF FUNDS

          WC
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         ( )
          PURSUANT TO ITEMS 2(d) or 2(E)

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New York
  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           0 (see discussion in Items 4 & 5)
  WITH
                                    8      SHARED VOTING POWER
                                           0 (see discussion in Items 4 & 5)
                                    9      SOLE DISPOSITIVE POWER
                                           0 (see discussion in Item 5(b))
                                    10     SHARED DISPOSITIVE POWER
                                           0 (see discussion in Items 4 & 5)

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          776,388 (see discussion in Items 4 & 5)
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                           (X)
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5% (see discussion in Items 4 & 5)

  14      TYPE OF REPORTING PERSON

          CO


                                 SCHEDULE 13D

                             VERNITRON CORPORATION


ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock") of Vernitron Corporation, a Delaware corporation (the "Company"), the principal executive offices of which are located at 645 Madison Avenue, New York, New York 10022.


ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by (i) Paribas Principal, Inc. ("PPI"), a New York corporation, and (ii) Banque Paribas ("Paribas"), a banking corporation organized under the laws of the Republic of France which maintains branches in a number of jurisdictions, and which is acting through its Grand Cayman Branch. PPI and Paribas are hereinafter sometimes collectively referred to as the "Reporting Persons."

          The principal business of PPI, a wholly-owned subsidiary of Paribas and a small business investment company licensed by the Small Business Administration under the Small Business Investment Act of 1958, as amended, is that of making debt and equity investments in "small concerns" (as defined under the regulations of the Small Business Administration). The address of its principal business and of its principal office is 787 Seventh Avenue, New York, New York 10019.

          Paribas is a subsidiary of Compagnie Financiere de Paribas ("Compagnie Financiere"), a diversified holding company organized under the laws of the Republic of France. The operating subsidiaries of Compagnie Financiere de Paribas engage in a wide variety of banking, financial services, manufacturing, trading, development and related activities. Through its Grand Cayman Branch, which is licensed under the laws of that jurisdiction to engage in banking activities, Paribas engages in lending activities, acceptance of
deposits, international trade financing, and trading activities.   The
principal office address of Paribas is 3, rue d'Antin, Paris, France. The principal business address of its Grand Cayman Branch is c/o 787 SEVENTH AVENUE, NEW YORK, NEW YORK 10019.

          The attached Schedule I is a list of the executive officers and directors of PPI, Paribas and Compagnie Financiere, which contains the follow-ing information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) place of citizenship.

          During the last five years, neither PPI, Paribas nor, to the best of PPI's or Paribas' knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to a Credit Agreement, dated as of April 25, 1996, among the Company, Paribas (as agent) and various financial institutions party thereto (the "Credit Agreement"), Paribas and such other financial institutions provided loans to the Company to effect, in part, certain transactions. In connection therewith, the Company, Paribas and PPI entered into a Warrant Purchase Agreement, dated as of April 25, 1996 (the "Warrant Purchase Agreement"). Pursuant to the Warrant Purchase Agreement the Company issued warrants (the "Warrants") to Paribas and PPI whereby certain rights were granted to Paribas relating to the Common Stock of the Company as partial consideration to be paid in connection with the Credit Agreement and certain rights were granted to PPI relating to the Common Stock of the Company for a consideration of $1,000, in connection with PPI's option to provide additional financing to the Company.

          Pursuant to the Warrant Purchase Agreement, the Company issued (i) to Paribas a warrant to purchase 666,312 shares of Common Stock exercisable at any time on or after the date thereof and prior to April 25, 2006, at an exercise price equal to $.01 and (ii) to PPI a warrant to purchase 776,388 shares of Common Stock exercisable at any time on or after the date thereof and prior to April 25, 2006, at an exercise price equal to $1.25. All cash payments in connection with the purchase of shares of Common Stock have been and are expected to be from working capital of Paribas or PPI, as the case may be.


ITEM 4.   PURPOSE OF THE TRANSACTION

          The shares (or the rights to purchase shares pursuant to the Warrants), the ownership of which is reported hereby, were acquired for investment purposes. The Reporting Persons reserve the right from time to time to acquire additional shares, or to dispose of some or all of their shares. The Reporting Persons may from time to time discuss with management of the Company various ideas with a view to enhancing the value of the shares. However, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule I, has any current plans or proposals, except as expressly provided in the Warrant Purchase Agreement or the Warrants, that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition or the control of the Company by any person; (h) any of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange or association; (i) any of the Company's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Based upon the outstanding number of shares set forth in the Company's Form 10K for the fiscal year ended December 31, 1995 (filed by the Company with the Securities and Exchange Commission on March 26, 1996) (i) Paribas' beneficial ownership of 666,312 shares of Common Stock (all of which Paribas has the option to purchase pursuant to the Warrant issued to it) constitutes beneficial ownership of 4.7% of the total number of shares of outstanding Common Stock and (ii) PPI's beneficial ownership of 776,388 shares of Common Stock (all of which PPI has the option to purchase pursuant to the Warrant issued to it) constitutes beneficial ownership of 5.5% of the total number of shares of outstanding Common Stock. Paribas may be deemed to be the beneficial owner of the shares of Common Stock of the Company owned by PPI and PPI may be deemed to be the beneficial owner of the shares of Common Stock of the Company owned by Paribas.

          (b) (i) Paribas has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, zero shares of Common Stock of the Company. Pursuant to the Warrant Purchase Agreement, Paribas has the right to acquire 666,312 shares of Common Stock, as to which it neither has nor shares voting or dispositive power as of the date hereof. PPI has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, zero shares of Common Stock of the Company. Pursuant to the Warrant Purchase Agreement, PPI has the right to acquire

776,388 shares of Common Stock, as to which it neither has nor shares voting or dispositive power as of the date hereof.

          (c) During the past sixty days, neither PPI, Paribas nor, to the best knowledge of PPI or Paribas, any of the persons set forth on Schedule I, has effected any transactions in shares of Common Stock except pursuant to the Warrant Purchase Agreement and the Warrants.

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Warrant Purchase Agreement. The Company, Paribas and PPI entered into a Warrant Purchase Agreement, dated as of April 25, 1996.

          Subject to the terms and conditions set forth therein, the Company agreed in the Warrant Purchase Agreement (i) to issue to Paribas a warrant exercisable for 666,312 shares of Common Stock of the Company, $0.01 par value, at an exercise price of $.01 per share and (ii) to issue to PPI a warrant exercisable for 776,388 shares of Common Stock of the Company, $0.01 par value, at an exercise price of $1.25 per share.

          The Warrant Purchase Agreement provides that at any time and from time to time after the date thereof, upon the request of the holders of a majority of the Registrable Securities (as defined therein), the Company will promptly give written notice of such requested registration to all registered holders of Registrable Securities, and thereupon the Company, in accordance with the provisions thereof, will use its best efforts to effect the registration under the Securities Act of 1933 of (A) the Registrable Securities which the Company has been so requested to register for disposition in accordance with the intended method or methods of disposition stated in such request, and (B) all other Registrable Securities which the Company has been requested to register by the holders thereof by written request given to the Company within 20 days after the giving of such written notice by the Company (which request shall specify the intended method of disposition of such Registrable Securities), all to the extent requisite to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered. The Company shall be required to effect no more than two "long-form registrations" but there shall be no limit on "short-form registrations".

          In addition, Paribas, PPI or the subsequent holders of the Registrable Securities have the right, subject to the conditions of the Warrant Purchase Agreement, to request that such Registrable Securities be included in registered offerings planned by the Company.

          Pursuant to the Warrant Purchase Agreement, the holders of the Warrants (or the Common Stock for which the Warrants are exercised), as a group, are entitled to have up to two of its representatives attend all meetings of the Board of Directors of the Company at the expense of the Company.

          The Warrant Purchase Agreement also gives the holders of the Warrants (or the Common Stock for which the Warrants are exercised) "tag-along" rights in the event that Stephen W. Bershad arranges for the sale, transfer or other disposition of more than 1,137,031 shares of his Common Stock.

          Except as described in Item 4 above and in this Item 6, neither PPI, Paribas nor, to the best knowledge of PPI or Paribas, any of the individuals identified in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any security of the Company.

          Warrant. The Company authorized the issuance of a warrant (the "Paribas Warrant"), dated April 25, 1996, to Paribas to purchase, pursuant to the terms and conditions thereof, 666,312 shares of Common Stock, $0.01 par value, of the Company at an exercise price of $.01.

          Warrant. The Company authorized the issuance of a warrant (the "PPI Warrant" and together with the Paribas Warrant, the "Warrants"), dated April 25, 1996, to PPI to purchase, pursuant to the terms and conditions thereof, 776,388 shares of Common Stock, $0.01 par value, of the Company at an exercise price of $1.25.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.               Description
1                                 Warrant Purchase Agreement, dated as of April 25, 1996, among the Company, PPI and Paribas.

2                                 Warrant, dated April 25, 1996, exercisable into 666,312 shares of Common Stock, issued to Paribas by the Company.

3                                 Warrant, dated April 25, 1996, exercisable into 776,388 shares of Common Stock, issued to PPI by the Company.


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 1996

                           BANQUE PARIBAS


                           By: /s/ Donald Ercole
                              Name:  Donald Ercole
                              Title: Vice President



                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 1996


                           PARIBAS PRINCIPAL, INC.


                           By: /s/ Jeffrey Youle
                              Name:  Jeffrey Youle
                              Title: Secretary


                                                                    SCHEDULE I


     The following tables set forth for the directors and executive officers of Paribas Principal, Inc., Banque Paribas and Compagnie Financiere de Paribas
(i) the name and citizenship of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted.

                                      A.
          EXECUTIVE OFFICERS AND DIRECTORS OF PARIBAS PRINCIPAL, INC.


                                                               Present principal occupation or employment
   Name/Position                            Citizenship        and name and business address of employer

   M. Steven Alexander/                  U.S.                  Managing Director
   President, Manager and                                      BANQUE PARIBAS,
   Director                                                      NEW YORK BRANCH
                                                               787 Seventh Avenue
                                                               New York, NY  10019

   Jeffrey J. Youle/                     U.S.                  Senior Vice President
   Secretary and Director                                      BANQUE PARIBAS,
                                                                 NEW YORK BRANCH
                                                               787 Seventh Avenue
                                                               New York, NY  10019

                                      B.
              EXECUTIVE OFFICERS AND DIRECTORS OF BANQUE PARIBAS

     Except as otherwise noted, the address of each such person in this Part B is 3, rue d'Antin, Paris, France.



                                                               Present principal occupation or employment
   Name/Position                            Citizenship        and name and business address of employer

   Michel Francois-Poncet/               French                President of Supervisory Board
   President of Supervisory Board                              BANQUE PARIBAS

                                                               President of Supervisory Board
                                                               COMPAGNIE FINANCIERE DE
                                                                 PARIBAS
                                                               5, rue d'Antin
                                                               Paris, France

   Francois Morin/Vice President of      French                Vice President of Supervisory Board
   Supervisory Board                                           BANQUE PARIBAS

                                                               Vice President of Supervisory Board
                                                               COMPAGNIE FINANCIERE DE
                                                                 PARIBAS
                                                               5, rue d'Antin
                                                               Paris, France

   Bernard Auberger/Member of            French                President
   Supervisory Board                                           CREDIT DU NORD
                                                               6/8, Boulevard Haussmann
                                                               75009 PARIS

   Jean-Marc Bruel/Member of             French                Vice President
   Supervisory Board                                           RHONE POULENC
                                                               25, quai Paul Douner
                                                               92408 COURBEVOIE

   Gilles Cosson/Member of               French                Counsel to Management Board
   Supervisory Board                                             of Compagnie Financiere de Paribas
                                                               c/o BANQUE PARIBAS

   Michel Denis/Member of                French                Employee Representative
   Supervisory Board                                           BANQUE PARIBAS

   Francois Henrot/Member of             French                President of Board of Management
   Supervisory Board                                           COMPAGNIE BANCAIRE
                                                               5, avenue Kleber
                                                               75016 PARIS

   Philippe Deggilh/Member of            French                Employee Representative
   Supervisory Board                                           BANQUE PARIBAS

   Raymond Levy/Member of                French                Honorary President
   Supervisory Board                                           RENAULT SA
                                                               15, quai Le Gallo
                                                               92100 Boulogne-Billancourt

   Gerard de la Martiniere/Member        French                Managing Director
   of Supervisory Board                                        AXA
                                                               21/23, avenue Matignon
                                                               75008 Paris

   Didier Pineau-Valencienne/Member      French                President
   of Supervisory Board                                        SCHNEIDER
                                                               64/70, avenue Jean-Captiste Clemont
                                                               92646 Boulogne-Billancourt

   Virin Moulin/Member of                French                Employee Representative
   Supervisory Board                                           BANQUE PARIBAS

   Pierre Scohier/Member of              Belgian               Managing Director
   Supervisory Board                                           COMPAGNIE BELGE
                                                                 DE PARICIPATIONS (COBEPA)
                                                               World Trade Center 1
                                                               162, boulevard Emile Jacqmain
                                                               Boite Postale 56
                                                               1210 Bruxelles

   Pierre Vaillaud/Member of             French                Chairman
   Supervisory Board                                           TECHNIP
                                                               Tour Technip
                                                               La Defense 6 - Cedex 23
                                                               92090 Paris, La Defense

   Andre Levy-Lang/                      French                President of Board of Management
   President of Board of Management                            BANQUE PARIBAS

                                                               President of Board of Management
                                                               COMPAGNIE FINANCIERE DE
                                                                 PARIBAS
                                                               5, rue d'Antin
                                                               Paris, France


   Philippe Dulac/Member of Board        French                Member of Board of Management
   of Management                                               BANQUE PARIBAS

                                                               Member of Board of Management
                                                               COMPAGNIE FINANCIERE DE
                                                                 PARIBAS
                                                               5, rue d'Antin
                                                               Paris, France

   Dominique Hoenn/                      French                Member of Board of Management
   Member of Board of Management                               BANQUE PARIBAS

                                                               Member of Board of Management
                                                               COMPAGNIE FINANCIERE DE
                                                                 PARIBAS
                                                               5, rue d'Antin
                                                               Paris, France

   Christian Manset/                     French                Member of Board of Management
   Member of Board of Management                               BANQUE PARIBAS

                                                               Member of Board of Management
                                                               COMPAGNIE FINANCIERE DE
                                                                 PARIBAS
                                                               5, rue d'Antin
                                                               Paris, France

   Amaury-Daniel de Seze/                French                Member of Board of Management
   Member of Board of Management                               BANQUE PARIBAS

                                                               Member of Board of Management
                                                               COMPAGNIE FINANCIERE DE
                                                                 PARIBAS
                                                               5, rue d'Antin
                                                               Paris, France

   Alain Louvel/Chief Executive          French                Chief Executive Officer
   Officer, Banque Paribas, New                                BANQUE PARIBAS,
   York Branch                                                   NEW YORK BRANCH
                                                               787 Seventh Avenue
                                                               New York, NY 10019

   Donna Kiernan/Chief Financial         U.S.                  Chief Financial Officer
   Officer, Banque Paribas, New                                BANQUE PARIBAS,
   York Branch                                                   NEW YORK BRANCH
                                                               787 Seventh Avenue
                                                               New York, NY 10019

   M. Steven Alexander/Managing          U.S.                  Managing Director
   Director, Banque Paribas, New                               BANQUE PARIBAS,
   York Branch (and Signatory,                                   NEW YORK BRANCH
   Grand Cayman Branch)                                        787 Seventh Avenue
                                                               New York, NY  10019

   Jeffrey J. Youle/Senior Vice          U.S.                  Senior Vice President
   President, Banque Paribas, New                              BANQUE PARIBAS,
   York Branch (and Signatory,                                   NEW YORK BRANCH
   Grand Cayman Branch)                                        787 Seventh Avenue
                                                               New York, NY  10019

                                      C.
                      EXECUTIVE OFFICERS AND DIRECTORS OF
                        COMPAGNIE FINANCIERE DE PARIBAS

     Except as otherwise noted, the address of each such person in this Part C is 5, rue d'Antin, 75002 Paris, France.



                                                                      Present Principal occupation or
                                                                      employment and name and business
   Name/Position                              Citizenship             address of employer

   Michel Francois-Poncet/                      French                President of Supervisory Board
   President of Supervisory                                           BANQUE PARIBAS
   Board                                                              3, rue d'Antin
                                                                      75002 Paris, France

                                                                      President of Supervisory Board
                                                                      COMPAGNIE FINANCIERE
                                                                        DE PARIBAS

   Francois Morin/                              French                Vice President of Supervisory
   Vice President of Supervisory                                        Board
   Board                                                              BANQUE PARIBAS
                                                                      3, rue d'Antin
                                                                      75002 Paris, France

                                                                      Vice President of Supervisory
                                                                        Board
                                                                      COMPAGNIE FINANCIERE
                                                                        DE PARIBAS

   Evan Baird/Member of                     United Kingdom            President
   Supervisory Board                                                  SCHLUMBERGER
                                                                      42, rue Saint-Dominque
                                                                      75007 Paris, France

   Claude Bebear/Member of                      French                President
   Supervisory Board                                                  AXA
                                                                      21/23, avenue de Matignon
                                                                      75008 Paris

   Enrico Braggiotti/Member of                  Italian               President
   Supervisory Board                                                  COMPAGNIE MONEGASQUE
                                                                        DE BANQUE
                                                                      23, avenue de la Costa
                                                                      MC 98000 Monaco

   Paul Desmarais/Member of                    Canadian               Power Corporation of Canada
   Supervisory Board                                                  751 Victoria Square
                                                                      Montreal Quebec, Canada

   Jean Gandois/Member of                       French                President
   Supervisory Board                                                  Conscil National du Patroncit
                                                                      Francais
                                                                      31, avenue Pierre 1er de Serbie
                                                                      75784 Paris

   Antoine Jeancourt-Galignani/                 French                President
   Member of Supervisory Board                                        ASSURANCES GENERALE
                                                                        DE FRANCE
                                                                      87, rue de Richelieu
                                                                      75002 Paris


   Ambroise Roux/Member of                      French                8, bis rue Marguerite
   Supervisory Board                                                  75017 Paris

   Thierry Desmarest/Member of                  French                President
   Supervisory Board                                                  COMPAGNIE FRANCAISE
                                                                        DES PETROLES TOTAL
                                                                      Tour Total
                                                                      24, Cours Michelet
                                                                      92080 Puteaux

   Andre Levy-Lang/                             French                President of Board of
   President of Board of                                                Management
   Management                                                         COMPAGNIE FINANCIERE
                                                                        DE PARIBAS

                                                                      President of Board of
                                                                        Management
                                                                      BANQUE PARIBAS
                                                                      3, rue d'Antin
                                                                      Paris, France

   Philippe Dulac/                              French                Member of Board of
   Member of Board of Management                                        Management
                                                                      COMPAGNIE FINANCIERE
                                                                        DE PARIBAS

                                                                      Member of Board of
                                                                        Management
                                                                      BANQUE PARIBAS
                                                                      3, rue d'Antin
                                                                      Paris, France

   Christian Manset/                            French                Member of Board of
   Member of Board of Management                                        Management
                                                                      COMPAGNIE FINANCIERE
                                                                        DE PARIBAS

                                                                      Member of Board of
                                                                        Management
                                                                      BANQUE PARIBAS
                                                                      3, rue d'Antin
                                                                      Paris, France

   Colette Neuville/Member of                   French                Representative of the Minority
   Supervisory Board                                                  Shareholders Association
                                                                      5, rue Au Lin
                                                                      98000 Chartres

   Dennis Kessler/Member of                     French                Societe Francais des Societes
   Supervisory Board                                                  d'Assurances
                                                                      26, Blvd Haussman
                                                                      75009 Paris

   Serge Tehuruk/Member of                      French                Alcatel Alsthon
   Supervisory Board                                                  54, rue de la Boetie
                                                                      75382 Paris

   Francois Henrot/Member of                    French                Chairman of the Board of
   Board of Management                                                Directors
                                                                      Compagnie Bancaire
                                                                      5, avenue Kleber
                                                                      75016 Paris

   Amaury-Daniel de Seze/                       French                Member of Board of
   Member of Board of Management                                        Management
                                                                      COMPAGNIE FINANCIERE
                                                                        DE PARIBAS

                                                                      Member of Board of
                                                                        Management
                                                                      BANQUE PARIBAS
                                                                      3, rue d'Antin
                                                                      Paris, France

                                 EXHIBIT INDEX

Exhibit No.               Description
1                         Warrant Purchase Agreement, dated as of April 25, 1996, among the Company, PPI and Paribas.

2                         Warrant, dated April 25, 1996, exercisable into 666,312 shares of Common Stock, issued to Paribas by the
                          Company.

3                         Warrant, dated April 25, 1996, exercisable into 776,388 shares of Common Stock, issued to PPI by the
                          Company.